                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE TO
                                 (Rule 13e-4)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                     THE SECURITIES EXCHANGE ACT OF 1934.

                           BROADBASE SOFTWARE, INC.
    (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

              Options Under Broadbase Software, Inc. Option Plans to Purchase Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                                  11130R 10 0
                     (CUSIP Number of Class of Securities)

                                 Eric Willgohs
                         General Counsel and Secretary
                            Broadbase Software, Inc.
                             181 Constitution Drive
                         Menlo Park, California  94025
                                 (650) 614-8300
         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                            David K. Michaels, Esq.
                              Fenwick & West, LLP
                             Two Palo Alto Square
                          Palo Alto, California 94306
                                 (650) 494-0600

                           CALCULATION OF FILING FEE


             Transaction
             Valuation*                             Amount of Filing Fee*
------------------------------------------------------------------------------
                $                                          $
------------------------------------------------------------------------------

*  No filing fee required for pre-commencement communications

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not Applicable.
                         ---------------
Form or Registration No.:  Not Applicable.
                           ---------------
Filing Party:    Not Applicable.
                 ---------------
Date Filed:    Not Applicable.
               ---------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third-party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [_]  going-private transaction subject to Rule 13e-3.
     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: [_]

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Broadbase Software, Inc. has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, Broadbase will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents. Employees of Broadbase who are option holders are strongly encouraged to read the Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees of Broadbase who are option holders. Additional copies of these documents may be obtained without charge by employees of Broadbase who are option holders by contacting the person specified in these documents.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


     [TRANSCRIPT OF EMAIL TO EMPLOYEES ON APRIL 26, 2001 FROM CHUCK BAY]

To:  Broadbase Employees

     Today Broadbase is announcing an important and exciting opportunity for all employees who have Broadbase stock options. The management of Broadbase recognizes that our stock option program is a valuable program for our employees. However, with the recent stock market volatility, especially with respect to Internet stocks, many of you hold Broadbase stock options with an exercise price that is significantly higher than the current trading price of Broadbase's common stock.

     In light of this situation, I am pleased to announce that the board of directors of Broadbase has authorized a program in which current options can be exchanged to provide terms that are more appropriate in view of the current trading price of our common stock and our pending merger with Kana Communications. This is a voluntary program that offers Broadbase employees the opportunity to replace their current stock options that are underwater with new options to be granted by Broadbase's board of directors.

     You will be receiving detailed information about this program tomorrow, including a detailed set of questions and answers about the program. Any questions can be directed to Lydia Terrill, mail to: lterrill@broadbase.com.

     Thanks for all your effort and keep up the great work.